EXHIBIT 32.2
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED
PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

      In connection with the annual report of CNB Corporation on Form 10-K/A for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof, I, Paul R. Dusenbury, Treasurer and Chief Financial Officer of the CNB Corporation, certify to the best of my knowledge, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1.   The above-listed Form 10-K/A fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.   The information contained in the above-listed Form 10-K/A fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: April 5, 2005   /s/Paul R. Dusenbury
                                  Paul R. Dusenbury
                                  Treasurer and Chief Financial Officer